UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 14)*

                Physician Computer Network, Inc.
                        (Name of Issuer)

                  Common Stock, $.01 par value
                 (Title of Class of Securities)

                           71940 K 109
                         (CUSIP Number)

                      Jonathan Klein, Esq.
          Gordon Altman Butowsky Weitzen Shalov & Wein
                114 West 47th Street, 20th Floor
                    New York, New York 10036
                         (212) 626-0800

  (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                         August 2, 1996
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box  / /

Check the following box if a fee is being paid with the statement
/ /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        Page 1 of 6 Pages
                  List of Exhibits is on Page 6

                          SCHEDULE 13D

CUSIP No. 71940 K 109                          Page 1 of 6 Pages


1    NAME OF REPORTING PERSON
          Jeffry Picower

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /X/
                                                                   (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               22,951,522

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               22,951,522

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          22,951,522

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          44.9 percent

14   TYPE OF REPORTING PERSON*
          IN

                              SCHEDULE 13D

CUSIP No. 71940 K 109                                  Page 2 of 6 Pages


1    NAME OF REPORTING PERSON
          Decisions Incorporated

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /X/
                                                                   (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               22,951,522

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               22,951,522

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          22,951,522

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          44.9 percent

14   TYPE OF REPORTING PERSON*
          CO

                              SCHEDULE 13D

CUSIP No. 71940 K 109                                  Page 3 of 6 Pages


1    NAME OF REPORTING PERSON
          JA Special Limited Partnership

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /X/
                                                                   (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               22,951,522

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               22,951,522

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          22,951,522

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          44.9 percent

14   TYPE OF REPORTING PERSON*
          PN

                     SCHEDULE 13D - AMENDMENT NO. 14


     The undersigned amends the Schedule 13D dated December 9, 1991 (the "Initial Filing"), as amended by Amendment No. 1 to the Initial Filing dated December 26, 1991, Amendment No. 2 to the Initial Filing dated May 11, 1992, Amendment No. 3 to the Initial Filing dated November 18, 1992, Amendment No. 4 to the Initial Filing dated November 23, 1992, Amendment No. 5 to the Initial Filing dated December 9, 1992, Amendment No. 6 to the Initial Filing dated December 21, 1992, Amendment No. 7 to the Initial Filing dated February 22, 1993, Amendment No. 8 to the Initial Filing dated May 10, 1993, Amendment No. 9 to the Initial Filing dated December 31, 1993, Amendment No. 10 to the Initial Filing dated January 27, 1994, Amendment No. 11 to the Initial Filing dated January 4, 1995, Amendment No. 12 to the Initial Filing dated August 3, 1995 and Amendment No. 13 to the Initial Filing dated September 18, 1995, with regard to the shares of common stock, par value $.01 per share ("Shares"), of Physician Computer Network, Inc. (the "Issuer"), a corporation organized under the laws of New Jersey as set forth below. Unless otherwise indicated, capitalized terms contained herein shall have the meanings set forth in the Initial Filing.

Item 2.   Identity and Background

          Item 2 is hereby amended to add the following:

          In addition to Mr. Picower, this Schedule 13D is being filed on behalf of Decisions Incorporated ("Decisions"), a Delaware corporation wholly owned by Mr. Picower and JA Special Limited Partnership ("JA Special"), a Delaware limited partnership of which Decisions is the sole general partner (collectively the "Registrants").

          Decisions is primarily engaged in the business of investing in securities. The principal business address of Decisions is 22 Saw Mill River Road, Hawthorne, New York 10532. JA Special is primarily engaged in the business of investing in securities. The principal business address of JA Special is c/o Decisions Inc., 22 Saw Mill River Road, Hawthorne, New York 10532.

          The executive officers and directors of Decisions, and those persons who may be deemed to exercise control over JA Special by virtue of their positions at Decisions are as follows: Jeffrey Picower-Chairman of the Board and April C. Freilich-President. The principal business address of Mr. Picower is 1410 South Ocean Boulevard, Palm Beach, Florida 33480. The principal business address of Ms. Freilich is 22 Saw Mill River Road, Hawthorne, N.Y. 10532.

          None of the persons filing this statement on Schedule 13D has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibitive or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 4.   Purpose of Transaction
          Item 4 is hereby amended to add the following:

          The purpose of this filing is to report the transfer of all the Shares previously beneficially owned by Picower directly to Decisions, who in turn transferred the Shares to JA Special, a limited partnership of which Decisions is the general partner. As a result of such transfer, JA Special may be deemed to directly beneficially own 22,951,522 Shares while Decisions and Picower may be deemed to indirectly beneficially own 22,951,522 Shares.


Item 5.   Interest in Securities of the Issuer

          Item 5 is hereby amended to add the following:

          As of the close of business on August 6, 1996, Registrants may be deemed to be the beneficial owners of 22,951,522 Shares, comprising approximately 44.9 percent of the 51,172,125 Shares stated to be outstanding in the most recent filing by the Issuer on Form 10-Q, dated as of May 8, 1996.

          Registrants have shared voting power and shared dispositive power with respect to the 22,951,522 shares.


Item 7.   To Be Filed as Exhibits

Exhibit 24     Joint Filing Agreement

































                               SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 7, 1996



                              /s/  Jeffry M. Picower
                                   Jeffry M. Picower



                              DECISIONS INCORPORATED



                              By: /s/ April C. Freilich
                                   April C. Freilich
                                   President


                              JA SPECIAL LIMITED PARTNERSHIP


                              By:  Decisions Incorporated
                                   General Partner



                              By: /s/ April C. Freilich
                                   April C. Freilich
                                   President